Exhibit 99.1

ENTRÉE GOLD ANNOUNCES SPIN-OUT OF US PROJECTS
Vancouver, B.C., February 28, 2017 – Entrée Gold Inc. (“Entrée or the “Company”) (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA) is pleased to announce that its Board of Directors (the “Board”) has unanimously approved a strategic reorganization of its business (the “Arrangement”). Pursuant to the Arrangement, Entrée’s Ann Mason and Lordsburg projects (the “US Projects”) will be transferred to a newly incorporated company, Mason Resources Corp. (“Mason”). Shareholders of Entrée (“Shareholders”) will receive common shares in Mason (“Mason Common Shares”) in proportion to their shareholdings in Entrée. There will be no change to Shareholders’ existing interests in Entrée.
It is intended that, as part of the Arrangement, the Shareholders will receive Mason Common Shares by way of a share exchange, pursuant to which each existing share of Entrée (an “Entrée Common Share”) is exchanged for one “new” share of Entrée and 0.45 of a Mason Common Share. Optionholders (“Optionholders”) and warrantholders (“Warrantholders”) of Entrée will receive replacement options and warrants of Entrée and options and warrants of Mason which are proportionate to, and reflective of the terms of, their existing options and warrants of Entrée. The reorganization will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Plan of Arrangement”) and must be approved by the Supreme Court of British Columbia (the “Court”) and by the affirmative vote of 66 2/3% of the Shareholders, as well as the Shareholders, Optionholders and Warrantholders (collectively, the “Securityholders”) voting together as a single class.  A meeting of Securityholders to approve, among other things, the Arrangement, will be held on May 1, 2017 (the “Meeting”).
Once the Arrangement becomes effective, the result will be two separate and focused, well-capitalized entities, each with a high quality advanced project providing new and existing shareholders with optionality as to investment strategy and risk profile.
Entrée currently has a treasury of approximately US$18.5 million, of which US$8.75 million will be transferred to Mason as part of the Arrangement.  In the event that all outstanding warrants are exercised following the Arrangement, the two companies would receive up to an additional approximately C$6 million in the aggregate.

Entrée is undertaking the Arrangement in order to focus on its carried 20% joint venture interest in two of the Oyu Tolgoi deposits in Mongolia and potentially acquiring other value accreting and synergistic assets. The Arrangement is also intended to maximize Shareholder value by allowing the market to value Entrée’s assets independently of the US Projects. It is expected that transferring the US Projects from Entrée to Mason will help accelerate development of the Ann Mason project and give scope to new acquisitions.
Mason will initially be managed by Entrée’s current team of officers. Its board will consist of four directors who also currently sit on the Entrée Board, as well as at least one other new director who is independent of Entrée.
Additional details of the spin-out transaction will be included in an information circular to be mailed to Securityholders on or about March 24, 2017 in connection with the Meeting. Subject to receipt of all required Securityholder, Court and regulatory approvals, the Arrangement is expected to close by May 30, 2017.
Entrée will be attending PDAC in Toronto between March 5 and 9, 2017 and will give a presentation at the conference on Monday, March 6 at 2:20 p.m.
ABOUT ENTRÉE GOLD INC.
Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada. As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto. Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s. Additionally, Entrée has also been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada. The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.
Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major Shareholders, holding approximately 14%, 10% and 8% of issued and outstanding shares, respectively.

FURTHER INFORMATION
Monica Hamm
Senior Manager, Investor Relations &
Corporate Communications
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to the Financing, corporate strategies and plans; and other matters that may occur in the future.
While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, statements with respect to the completion of the Arrangement, benefits of the Arrangement, obtaining Shareholder, Court and regulatory approval of the Arrangement, the composition of Mason’s management and board of directors, the timing for the mailing of an information circular, holding the Meeting and completing the Arrangement, and the exercise of outstanding share purchase warrants. Important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others; Entrée not obtaining Shareholder, Court or regulatory approval of the Arrangement; the market valuing Entrée and Mason in a manner not anticipated by Entrée; the resulting Entrée and/or Mason share purchase warrants not being in-the-money as a result of the market valuing Entrée or Mason in a manner not anticipated by Entrée; unanticipated costs, expenses or liabilities; actions by Sandstorm Gold, Rio Tinto and Turquoise Hill Resources; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to factors described in the Company’s most recently filed Management’s Discussion and Analysis and in the Company’s Annual Information Form for the financial year ended December 31, 2015, dated March 30, 2016 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.